ALPHA BANK

RECEIVED
2006 MAY 30 P 1:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

SUPPL

Athens, May 22, 2006
Our reference No.13.1.61

Attention: Special Counsel, Office of
International Corporate Finance

RE: Rule 12g3-2
File No. 82-3399

06013816

Dear Sir or Madam,

The enclosed information is being furnished to the Securities and Exchange Commission ("the Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g-3(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that ALPHA BANK A.E. (former ALPHA CREDIT BANK A.E.) is subject to the Exchange Act.

Yours faithfully,
ALPHA BANK

H.P. VERYKIOS O.J. YANNACOPOULOU

PROCESSED
JUN 01 2006
THOMSON
FINANCIAL

Secretariat Division
40, Stadiou Street
GR – 102 52 Athens

Tel. : +30 210 326 2424
Fax. : +30 210 326 2427
E-mail: secretariat@alpha.gr

ALPHA BANK A.E., announces that the Second General Meeting of Shareholders called to deliberate on postponed items from the Ordinary General Meeting, which was due to meet on May 22, 2006 was postponed for Tuesday, June 6, 2006, at 12.00 noon, at the Athens Hilton Hotel, at 46, Vassilissis Sophias Avenue, in accordance with article 39 paragraph 3 of Codified Law 2190/1920

The postponed Second General Meeting of Shareholders, called to deliberate on postponed items from the Ordinary General Meeting, is considered, according to the Law as the continuation of the previous meeting and thus, does not require the publication of a new invitation. However, new shareholders may participate in this General Meeting.

ALPHA BANK A.E., in order to facilitate its shareholders reminds them of the Agenda to be discussed on Tuesday, June 6, 2006, at 12.00 noon, at the Athens Hilton Hotel, at 46 Vassilissis Sophias Avenue.

AGENDA

1. Amendment, completion, annulment and renumbering of all the Articles of the Bank's Articles of Incorporation (articles 1-29) for updating purposes. Codification of the Articles of Incorporation.
2. Grant of authorisation by the General Assembly to the Board of Directors, according to article 13, paragraph 1, subparagraphs b and c, of Codified Law 2190/1920.
3. Amendment of the present stock option scheme and approval of a new scheme, in favour of executive members of the Board of Directors and executives of the Bank, including affiliated with the Bank companies, for the obtainment of Alpha Bank shares (paragraph 9, article 13 of Codified Law 2190/1920).

All Shareholders have the right to participate in the Annual General Meeting and vote, in person or by proxy. Every share gives the right to one vote.
Shareholders who wish to attend the Annual General Meeting should, through their operator in the Dematerialised Securities System (S.A.T.), bind whole or part of the shares they possess in exchange for a share binding certificate, which they should deposit by Wednesday, May 31, 2006, in any Branch of Alpha Bank. In cases where no operator has been appointed and the shares have been placed in the special account, share binding certificates will be issued by the Central Securities Depository (Mavrokordatou Square & 17 Acharnon Street).

Shareholders can also deposit their share binding certificates in any bank in Greece or the Deposit and Loans Fund and abroad in Alpha Bank Branches or in Alpha Bank London, Alpha Bank Cyprus, Alpha Bank Romania, Alpha Bank A.D. Skopje, Alpha Bank Belgrade Affiliate and Jubanka A.D., or any other bank and present the receipt they will be supplied with as well as any documents of representation at the Main Branch of Alpha Bank, 40 Stadiou Street (Shareholders' Service Section, tel.: 210 326 5810) by May 31, 2006.

Due to the fact that, for the items of the agenda, increased quorum is required, Shareholders are requested to deposit in time, as stated above, the share binding certificates and in the event they are unable to attend the Meeting in person, to nominate a proxy to represent them.